Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-274883

Lithium Americas Prices US$275 Million
Underwritten Public Offering

(All amounts in US$ unless otherwise indicated)

VANCOUVER, British Columbia, April 18, 2024 (GLOBE NEWSWIRE) -- Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) announced the pricing of its previously announced underwritten public offering (the “Offering”) of 55,000,000 of its common shares (the “Common Shares”) at a price to the public of $5.00 per Common Share (the “Issue Price”) for aggregate gross proceeds to the Company of $275,000,000.

The Offering is being conducted through a syndicate of underwriters led by Evercore ISI, Goldman Sachs & Co. LLC and BMO Capital Markets (together, the "Lead Underwriters"), as the co-lead book-running managers, J.P. Morgan as joint book-running manager, and Canaccord Genuity, Cormark Securities Inc., Scotiabank, Stifel Canada, Eight Capital and Tuohy Brothers as co-managers (together with the Lead Underwriters, collectively, the "Underwriters").

The Company has granted the Underwriters an option to purchase up to 8,250,000 additional Common Shares (the "Over-Allotment Option") at the Issue Price, exercisable, in whole or in part, for up to 30 days after the closing of the Offering.

The Company intends to use the net proceeds of the Offering for advancing the construction and development of its Thacker Pass lithium project in Humboldt County, Nevada ("Thacker Pass"), as further described in the Prospectus Supplements.

In March 2024, the Company achieved a significant milestone for Thacker Pass by receiving a conditional commitment (the "Conditional Commitment") from the U.S. Department of Energy under the Advanced Technology Vehicles Manufacturing Loan Program (the "ATVM Loan Program") for a $1.97 billion loan in aggregate principal to fund eligible construction costs of the processing facilities at Thacker Pass, targeting to produce an initial 40,000 tonnes per year of battery grade lithium carbonate ("Phase 1"), plus interest to be accrued during construction, which is estimated to be $290 million over a three-year period, together totaling a $2.26 billion loan (the "Loan"). As of December 31, 2023, after accounting for funding from the Loan and the pending $330 million second tranche investment (the "Tranche 2 Investment") from General Motors Holdings LLC ("GM"), the Company estimates approximately $436 million remains to be committed to Phase 1 capital costs from the Company's existing cash and cash equivalents and incremental funding. The Company's approximately $196 million of cash and cash equivalents, as of December 31, 2023, when combined with the net proceeds of the Offering of approximately $263 million (before giving effect to any exercise of the Over-Allotment Option), along with and after accounting for the funding from the Loan and the GM Tranche 2 Investment, are expected to result in the estimated remaining capital expenditures of approximately $2.736 billion for construction of Phase 1 as well as the Company's 2024 operating budget being substantially fully funded. Incremental funding requirements will be funded through the exercise of the Over-Allotment Option (if exercised) or other financing alternatives.

Closing is expected to occur on April 22, 2024, and is subject to customary closing conditions, including receipt of required approvals of the Toronto Stock Exchange and the New York Stock Exchange.

The Offering will be made in the United States by way of a prospectus supplement (the "U.S. Prospectus Supplement") to the Company's existing base shelf prospectus (the "U.S. Base Shelf Prospectus") forming part of an effective registration statement on Form F-3 (File No. 333-274883) (the "Registration Statement"), and will be made in Canada by way of a prospectus supplement (the "Canadian Prospectus Supplement", together with the U.S. Prospectus Supplement, the "Prospectus Supplements") to the Company's existing base shelf prospectus (the "Canadian Base Shelf Prospectus", together with the U.S. Base Shelf Prospectus, the "Base Shelf Prospectuses"). The Offering is being made in the United States and in each of the provinces and territories of Canada, except Québec. The Prospectus Supplements, the Base Shelf Prospectuses and the Registration Statement contain important information about the Company and the proposed Offering. Prospective investors should read the Prospectus Supplements, the Base Shelf Prospectuses and the Registration Statement and the other documents the Company has filed before making an investment decision. The final Canadian Prospectus Supplement (together with the related Canadian Base Shelf Prospectus) will be available on SEDAR+ at www.sedarplus.ca. The final U.S. Prospectus Supplement (together with the Registration Statement) will be available on the U.S. Securities and Exchange Commission's website at www.sec.gov. Alternatively, the final U.S. Prospectus Supplement (together with the Registration Statement) may be obtained, when available, upon request by contacting Evercore Group L.L.C., Attention: Equity Capital Markets, 55 East 52nd Street, 35th Floor, New York, NY 10055 by telephone at (888) 474-0200 or by email at ecm.prospectus@evercore.com; Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282 by telephone at (866) 471-2526 or by email at prospectus-ny@ny.email.gs.com; or BMO Nesbitt Burns Inc., Attention: Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario L6S 6H2, by telephone at 905-791-3151 EXT 4312 or by email at torbramwarehouse@datagroup.ca.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any province, territory, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, territory, state or jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the Prospectus Supplements, the Base Shelf Prospectuses or the Registration Statement.

ABOUT LITHIUM AMERICAS

The Company is a Canadian-based lithium resource company that owns 100% of the Thacker Pass project located in Humboldt County in northern Nevada, through its wholly-owned subsidiary, Lithium Nevada Corp.

INVESTOR CONTACT

Virginia Morgan, VP, IR and ESG

+1-778-726-4070

ir@lithiumamericas.com

FORWARD-LOOKING INFORMATION

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation, and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information" ("FLI")). All statements, other than statements of historical fact, are FLI and can be identified by the use of statements that include, but are not limited to, words, such as "anticipate," "plan," "continues," "estimate," "expect," "may," "will," "projects," "predict," "proposes," "potential," "target," "implement," "scheduled," "forecast," "intend," "would," "could," "might," "should," "believe" and similar terminology, or statements that certain actions, events or results "may," "could," "would," "might" or "will" be taken, occur or be achieved. FLI in this news release includes, but is not limited to, statements related to the Offering, including the size of the Offering, the Over-Allotment Option, and other terms of the Offering, as well as the completion of the Offering; the anticipated closing date of the Offering; the receipt of all required regulatory approvals and the anticipated use of net proceeds of the Offering; the expected operations, financial results and condition of the Company; the Company's future objectives and strategies to achieve those objectives, including the future prospects of the Company; the estimated cash flow, capitalization and adequacy thereof for the Company; the estimated costs of the development of Thacker Pass, including timing, progress, approach, continuity or change in plans, construction, commissioning, milestones, anticipated production and results thereof and expansion plans; expectations regarding accessing funding from the ATVM Loan Program; anticipated timing to resolve, and the expected outcome of, any complaints or claims made or that could be made concerning the permitting process in the United States for Thacker Pass; capital expenditures and programs; estimates, and any change in estimates, of the mineral resources and mineral reserves at Thacker Pass; development of mineral resources and mineral reserves; the expected benefits of the separation transaction undertaken by the Company to acquire ownership of the North American business assets of Lithium Americas Corp. (now named Lithium Americas (Argentina) Corp.) (the "Arrangement") to, and resulting treatment of, shareholders and the Company; the anticipated effects of the Arrangement; information concerning the tax treatment of the Arrangement; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the creation of a battery supply chain in the United States to support the electric vehicle market; the realization of mineral resources and mineral reserves estimates, including whether certain mineral resources will ever be developed into mineral reserves, and information and underlying assumptions related thereto; the timing and amount of future production; currency exchange and interest rates; the Company's ability to raise capital; expected expenditures to be made by the Company on Thacker Pass; ability to produce high purity battery grade lithium products; settlement of agreements related to the operation and sale of mineral production as well as contracts in respect of operations and inputs required in the course of production; the timing, cost, quantity, capacity and product quality of production at Thacker Pass; successful development of Thacker Pass, including successful results from the Company's testing facility and third-party tests related thereto; capital costs, operating costs, sustaining capital requirements, after tax net present value and internal rate of return, payback period, sensitivity analyses, and net cash flows of Thacker Pass; the expected capital expenditures for the construction of Thacker Pass; anticipated job creation and workforce hub at Thacker Pass; the expectation that the project labor agreement with North America's Building Trades Unions for construction of Thacker Pass will minimize construction risk, ensure availability of skilled labor, address the challenges associated with Thacker Pass's remote location and be effective in prioritizing employment of local and regional skilled craft workers, including members of underrepresented communities; the Company's commitment to sustainable development, minimizing the environmental impact at Thacker Pass and plans for phased reclamation during the life of mine; ability to achieve capital cost efficiencies; the Tranche 2 Investment and the potential for additional financing scenarios for Thacker Pass; the expected timetable for completing the Tranche 2 Investment; the ability of the Company to complete the Tranche 2 Investment on the terms and timeline anticipated, or at all; the receipt of required stock exchange and regulatory approvals and authorizations, and the securing of sufficient available funding to complete the development of Phase 1 of Thacker Pass as required for the Tranche 2 Investment; the expected benefits of the Tranche 2 Investment; as well as other statements with respect to management's beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts.

FLI involves known and unknown risks, assumptions and other factors that may cause actual results or performance to differ materially. FLI reflects the Company's current views about future events, and while considered reasonable by the Company as of the date of this news release, are inherently subject to significant uncertainties and contingencies. Accordingly, there can be no certainty that they will accurately reflect actual results. Assumptions upon which such FLI is based include, without limitation, the ability to raise financing in a timely manner and on acceptable terms; all regulatory approvals required for the Offering will be obtained in a timely manner; all conditions precedent to the completion of the Offering will be fulfilled in a timely manner; that the Offering will be completed; the potential benefits of the Arrangement being realized; the risk of tax liabilities as a result of the Arrangement, and general business and economic uncertainties and adverse market conditions; the risk that the Arrangement may not be tax-free for income tax purposes and potential significant tax liabilities that the Company may be exposed to if the tax-deferred spinoff rules are not met; the risk of tax indemnity obligations owed by the Company to Lithium Argentina following the Arrangement becoming payable, including as a result of events outside of the Company's control; uncertainties inherent to feasibility studies and mineral resource and mineral reserve estimates; the ability of the Company to secure sufficient additional financing, advance and develop Thacker Pass, and to produce battery grade lithium; the respective benefits and impacts of Thacker Pass when production operations commence; settlement of agreements related to the operation and sale of mineral production as well as contracts in respect of operations and inputs required in the course of production; the Company's ability to operate in a safe and effective manner, and without material adverse impact from the effects of climate change or severe weather conditions; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada; demand for lithium, including that such demand is supported by growth in the electric vehicle market; current technological trends; the impact of increasing competition in the lithium business, and the Company's competitive position in the industry; continuing support of local communities and the Fort McDermitt Paiute Shoshone Tribe for Thacker Pass; continuing constructive engagement with these and other stakeholders, and any expected benefits of such engagement; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; impacts of inflation, currency exchanges rates, interest rates and other general economic and stock market conditions; the impact of unknown financial contingencies, including litigation costs, environmental compliance costs and costs associated with the impacts of climate change, on the Company's operations; increased attention to environmental, social, governance and safety ("ESG-S") and sustainability-related matters, risks related to the Company's public statements with respect to such matters that may be subject to heightened scrutiny from public and governmental authorities related to the risk of potential "greenwashing" (i.e., misleading information or false claims overstating potential sustainability-related benefits); risks that the Company may face regarding potentially conflicting anti-ESG-S initiatives from certain U.S. state or other governments; estimates of and unpredictable changes to the market prices for lithium products; development and construction costs for Thacker Pass, and costs for any additional exploration work at the project; estimates of mineral resources and mineral reserves, including whether mineral resources not included in mineral reserves will be further developed into mineral reserves; reliability of technical data; anticipated timing and results of exploration, development and construction activities, including the impact of ongoing supply chain disruptions and availability of equipment and supplies on such timing; timely responses from governmental agencies responsible for reviewing and considering the Company's permitting activities at Thacker Pass; availability of technology, including low carbon energy sources and water rights, on acceptable terms to advance Thacker Pass; the Company's ability to obtain additional financing on satisfactory terms or at all, including the outcome of the ATVM Loan Program process; government regulation of mining operations and mergers and acquisitions activity, and treatment under governmental, regulatory and taxation regimes; ability to realize expected benefits from investments in or partnerships with third parties; accuracy of development budgets and construction estimates; that the Company will meet its future objectives and priorities; that the Company will have access to adequate capital to fund its future projects and plans; that such future projects and plans will proceed as anticipated; the ability of the Company to satisfy all closing conditions for the Tranche 2 Investment and complete the Tranche 2 Investment in a timely manner; the impact of the Tranche 2 Investment on dilution of shareholders and on the trading prices for, and market for trading in, the securities of the Company; as well as assumptions concerning general economic and industry growth rates, commodity prices, currency exchange and interests rates and competitive conditions. Although the Company believes that the assumptions and expectations reflected in such FLI are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct.

Readers are cautioned that the foregoing lists of factors are not exhaustive. There can be no assurance that FLI will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. As such, readers are cautioned not to place undue reliance on this information, and that this information may not be appropriate for any other purpose, including investment purposes. The Company's actual results could differ materially from those anticipated in any FLI as a result of the risk factors set out herein and in the Prospectus Supplements, the Base Shelf Prospectuses and the Registration Statement, including the documents incorporated therein by reference.

The FLI contained in this news release is expressly qualified by these cautionary statements. All FLI in this news release speaks as of the date of this news release. The Company does not undertake any obligation to update or revise any FLI, whether as a result of new information, future events or otherwise, except as required by law. Additional information about these assumptions and risks and uncertainties is contained in the Company's filings with securities regulators, including the Company's most recent Annual Report on Form 20-F and most recent management's discussion and analysis for our most recently completed financial year and, if applicable, interim financial period, which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. All FLI contained in this news release is expressly qualified by the risk factors set out in the aforementioned documents.